UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 March 20, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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New date

New date for TDC A/S' Annual General Meeting


The Annual General Meeting in TDC A/S will be held on Wednesday April 26, 2006 at 4:00 pm (CET) in Bella Centeret, Eastern Hall, Center Boulevard 5, DK-2300 Copenhagen S. Notice including the agenda will be published at a later date pursuant to the Articles of Association of TDC A/S.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21

0900 Copenhagen C

DK-Denmark

www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     March 20, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury